September 23, 2015

J. Nolan McWilliams

Attorney-Advisor

U.S. Securities and Exchange Commission

Office of Transportation and Leisure

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	SiteOne Landscape Supply, Inc.
Registration Statement on Form S-1
Submitted August 18, 2015
File No. 333-206444

Dear Mr. McWilliams:

This letter sets forth the responses of SiteOne Landscape Supply, Inc. (the “Registrant” or the “Company”) to the comments contained in your letter, dated September 14, 2015, relating to the Registration Statement on Form S-1, filed by the Registrant on August 18, 2015 (the “Registration Statement”). The comments of the staff of the U.S. Securities and Exchange Commission (the “Staff”) are set forth in bold italicized text below, and the Company’s responses are set forth in plain text immediately following each comment.

The Registrant is submitting, via EDGAR, Amendment No. 1 to the Registration Statement on Form S-1 (“Amendment No. 1”). Enclosed with the paper copy of this letter are two copies of a clean version of Amendment No. 1, as well as two copies of a blacklined version of Amendment No. 1, marked to show changes from the Registration Statement.

Capitalized terms used but not defined herein have the meanings assigned to them in Amendment No. 1.

J. Nolan McWilliams	2	September 23, 2015

General

1.	Please provide us mockups of any pages that include any additional pictures or graphics to be presented, including any accompanying captions. Please keep in mind, in scheduling your printing and distribution of the preliminary prospectus, that we may have comments after our review of the materials.

The Registrant has included in Amendment No. 1 the Company’s logo on the cover page of the prospectus and a photo collage that will serve as the inside front cover of the prospectus.

Company, page 2

2.	In the last paragraph, for balance, please revise to disclose your net income or loss for the respective periods disclosed. Please similarly revise the second paragraph on page 72.

The Registrant has revised the paragraphs in response to the Staff’s comment.

Our Competitive Strengths, page 4

Proven Ability to Identify, Execute and Integrate Acquisitions, page 5

3.	Please briefly describe the criteria you use in concluding you have “efficiently integrated” recent acquisitions and quantify the synergies you reference here. Please similarly revise the discussion in MD&A on page 52.

In response to the Staff’s comment, the Registrant has revised the corresponding disclosures.

Our History and Ownership, page 7

4.	Please balance the disclosure in this section by summarizing the risks of conflicts of interest because CD&R Investor and Deere & Co. will have, immediately after the offering, the right to designate the majority of directors, because of the corporate opportunities provision of your certificate of incorporation, and because the interests of CD&R and Deere may differ from the interests of other shareholders with respect to change of control transactions, employee retention, and dividend policy. We note in this regard the last two risk factors on page 36.

The Registrant has added disclosure in response to the Staff’s comments.

J. Nolan McWilliams	3	September 23, 2015

Organizational Capital Structure, page 9

5.	Please revise the chart to provide the ownership percentages.

The Registrant has revised the chart to provide ownership percentages or placeholders (which percentages will be included in the “red herring” preliminary prospectus), as appropriate.

Capitalization, page 44

6.	We note from your Use of Proceeds discussion that you plan to use proceeds from the offering to repay outstanding indebtedness. Please tell us whether you plan to include the number of shares required to be sold in the offering to retire the existing debt in your pro forma EPS denominator in accordance with Rule 11-01(a)(8) and Rule 11-02(b)(7) of Regulation S-X, as there does not appear to be a placeholder for this.

The Company acknowledges the Staff’s comment and has included placeholders in Amendment No. 1 indicating where the additional disclosure will appear in a subsequent amendment to the Registration Statement when the relevant information is available. As discussed in Amendment No. 1 in the section “Prospectus Summary—Refinancing and Dividend Transactions,” the Company intends to complete the Refinancing and pay the Special Cash Dividend prior to the effective date of this Registration Statement.

In accordance with Staff Accounting Bulletin 1.B.3 and the Division of Corporate Finance Financial Reporting Manual (“FRM”) 3420.2, the Company’s updates included in Amendment No. 1 reflect placeholders to present pro forma EPS on page F-4 and F-35 giving effect to the number of shares in the offering whose proceeds would be necessary to pay the Special Cash Dividend. The Company has also included a placeholder on the most recent interim balance sheet on page F-34 which gives pro forma effect to this distribution as if it had been declared and was payable as of that date.

In addition, the Company has included an “As Adjusted” placeholder in “Capitalization” to reflect the anticipated impact of the Refinancing and Special Cash Dividend, including disclosure of the related impact to interest expense. The Company has also included a “Pro Forma As Adjusted” placeholder in the “Capitalization” and “Summary Financial Data” sections of Amendment No. 1 to reflect the Refinancing, Special Cash Dividend, offering, use of proceeds and the planned conversion of the CD&R Investor’s Preferred Stock on a pro forma basis in accordance with Rule 11-01(a)(8) and Rule 11-02(b)(7) of Regulation S-X.

J. Nolan McWilliams	4	September 23, 2015

Management’s Discussion and Analysis, page 49

Key Factors Affecting Our Operating Results, page 51

7.	Please discuss the key milestones and timeframes for the ongoing strategic initiatives you describe on page 53.

The Registrant has revised the corresponding disclosure accordingly.

Results of Operations, page 53

8.	Please revise to quantify, discuss, and analyze changes in costs of goods sold in addition to your disclosure of gross profit and gross margin. In your revised disclosure, please consider quantifying and discussing material variances in the significant components of costs of goods sold, such as inventory costs, freight and handling, labor, overhead, or any other components, to the extent material. Please note that even when total amounts of cost of goods sold do not materially vary from period to period, the impacts of material variances in the components should be separately disclosed. Refer to Item 303 of Regulation S-K.

The Registrant has revised the referenced disclosure in the Results of Operations discussion in response to the Staff’s comment. To provide further background, the cost of goods sold for the Registrant’s business typically has three components: (i) purchase cost of the finished goods from its suppliers (approximately 94% of total for Fiscal Year 2014), (ii) supply chain cost including freight and distribution to get products to its branches (approximately 5% of total for Fiscal Year 2014) and (iii) shrinkage/material handling charges (approximately 1% of total for Fiscal Year 2014). As such, cost of goods sold variances are primarily driven by changes in the purchase cost of finished goods which, in turn, are primarily a function of sales volume. The other components may impact period to period comparisons of cost of goods sold, and the Registrant has primarily addressed those items through its discussion of gross margin.

9.	Please quantify and discuss the reasons for changes in gross profit and gross margin for the six months ended June 28, 2015 attributed to operational improvements, improved product mix, and supply chain improvements and fuel costs.

The Registrant has revised the corresponding disclosure accordingly.

J. Nolan McWilliams	5	September 23, 2015

Business

Our Industry, page 72

10.	Please tell us whether any of the data and reports provided by Freedonia and Dodge Data & Analytics were commissioned by you for use in connection with the registration statement. If so, please file consents pursuant to Rule 436 of the Securities Act as exhibits to your registration statement.

The Registrant advises that the reports of Freedonia and Dodge Data & Analytics were not commissioned by the Company generally or for use in connection with the Registration Statement.

Service Marks, Trademarks and Trade Names, page 87

11.	Please disclose when you estimate to complete the trademark registration process for your new trademark SiteOne Landscape Supply.

The Registrant has revised the Registration Statement to specify the expected date of completion.

Principal and Selling Stockholders, page 105

12.	Please disclose that the selling stockholders may be deemed underwriters for this offering.

The Company respectfully advises the Staff that it believes that neither the CD&R Investor nor Deere (the “Selling Stockholders”) should be identified as an “underwriter” as defined in Section 2(a)(11) of the Securities Act for the offering, for the following principal reasons:

Each of the Selling Stockholders made its investment decision with respect to the shares of the Company’s common stock it beneficially owns more than 20 months ago, has assumed the economic risk of its investment in the Company and did not acquire its equity interest in the Company with a view to “distribution.”

The CD&R Investor currently holds its equity interest in the Company in the form of shares of Preferred Stock it received in connection with the CD&R Acquisition in December 2013, as well as in subsequent dividends paid by the Company in the form of additional shares of Preferred Stock. In accordance with the terms of the Certificate of Designations, dated December 16, 2013, governing the Preferred Stock, (1) the Preferred Stock is convertible into common stock of the Company at any time without restriction or any requirement that the CD&R Investor pay any further consideration and (2) the

J. Nolan McWilliams	6	September 23, 2015

Preferred Stock dividends to which the CD&R Investor has been entitled to date are payable exclusively in additional shares of Preferred Stock on specified quarterly payment dates and the CD&R Investor does not have to make any investment decision, pay any further consideration or take any other action to receive such dividend shares. By its terms, the Preferred Stock votes and participates in dividends with the common stock on an as-converted basis.

Under Section 13d-3(d)(1)(i) of the Exchange Act, “[a] person shall be deemed to be the beneficial owner of a security…if that person has the right to acquire beneficial ownership of such security…within sixty days, including but not limited to any right to acquire:..(B) through the conversion of a security.” Accordingly, the CD&R Investor has been the beneficial owner of the shares of the Company’s common stock into which its shares of Preferred Stock are convertible since December 23, 2013 (the date of the CD&R Acquisition) or the respective dates on which it received additional shares of preferred stock as quarterly dividends in accordance with the terms of the Certificate of Designations. Moreover, the CD&R Investor made its investment decision with respect to all of the shares of common stock underlying the Preferred Stock, including shares paid to it as Preferred Stock dividends, in December 2013. While the CD&R Investor will convert all of its Preferred Stock into common stock prior to the offering, this is merely the result of the reorganization of its equity interest, and of the Company’s capital structure, in connection with the offering and not a new acquisition of beneficial ownership of the Company’s common stock.

Deere holds shares of common stock of the Company that it received in connection with the CD&R Acquisition in December 2013. Furthermore, prior to the CD&R Acquisition, the predecessor entities to the Company had been directly or indirectly wholly-owned by Deere since 2001 or, with respect to one entity, since 2007. Accordingly, as described in the preliminary prospectus, Deere has beneficially owned its shares of Company common stock since December 2013; and effectively, it has owned such equity interest since at least 2007 when the last predecessor entity was acquired by Deere.

Thus, each of the Selling Stockholders made its investment decision with respect to shares of the Company’s common stock that it beneficially owns, and assumed the economic risk of its equity investment in the Company, at least since December 2013. Further, each of the Selling Stockholders acquired its equity interest in the Company with investment intent and without a view to “distribution” within the meaning of Section 2(a)(11) of the Securities Act.

The Selling Stockholders are not in the business of underwriting securities and are not performing the functions of underwriters in connection with the offering.

J. Nolan McWilliams	7	September 23, 2015

Neither the CD&R Investor nor Deere are in the business of underwriting securities, nor will they perform any of the functions of an underwriter in connection with the offering. The Selling Stockholders will not be marketing shares to the public, nor will they be engaging in distribution-type activities that are commonly associated with the underwriting of securities offerings. The CD&R Investor is an affiliate of CD&R, a private equity firm pursuing an investment strategy predicated on building and improving businesses, with a special focus on multi-location services and distribution businesses. Deere is a manufacturer and distributor of products and services for agriculture, construction, forestry and turf care, and a provider of financial services to customers for these products and services. Neither the CD&R Investor nor Deere is a broker-dealer, in the business of underwriting securities or authorized to engage in underwriting activities.

Professional underwriters, led by Deutsche Bank Securities Inc., Goldman, Sachs & Co. and UBS Securities, LLC, have been engaged to serve as joint book-running managers for the offering, and they and the other underwriters in the offering will receive underwriting discounts and commissions as consideration for their underwriting services. The underwriters in the offering, not the Selling Stockholders, will undertake the customary responsibility of contacting investors, marketing the shares of common stock, and selling and distributing the shares to the public. The Company, the Selling Stockholders and the underwriters will enter into an underwriting agreement in connection with the offering providing for, among other things, the purchase by the underwriters of shares from the Selling Stockholders. The Company will be making customary offering issuer representations, warranties, covenants and indemnities in the underwriting agreement. The Selling Stockholders, on the other hand, will be making comparatively limited representations and warranties as to their power and authority to enter into the underwriting agreement and sell the shares, their ownership and transfer of the shares being sold in the offering.

The Selling Stockholders are not participating, directly or indirectly, as underwriters in the “distribution” of the shares. A review of relevant case law confirms that the Selling Stockholders’ activities, i.e., selling common stock to the underwriters for resale to the public in the offering, do not constitute activities covered by the participation clause of the definition of “underwriter” in Section 2(a)(11). In this regard, the Company notes the following:

•	It is “crucial to the definition of ‘underwriter’ that any underwriter must participate in the distribution of a security.” McFarland v. Memorex Corp., 493 F. Supp. 631,644 (N.D. Cal. 1980).

•

With regard to the participation clause of Section 2(a)(11), the Second Circuit concluded that “common to all categories of persons identified as ‘underwriters’ by the plain language of § 77b(a)(11) is activity related to the actual distribution of securities,” and that “the text, case law, legislative history, and purpose of the statute demonstrate that Congress intended the participation clause of the underwriter definition to reach those who participate in purchasing securities with a view towards

J. Nolan McWilliams	8	September 23, 2015

distribution, or in offering or selling securities for an issuer in connection with a distribution, but not further.” In re Lehman Brothers Mortgage-Backed Securities Litigation, 650 F.3d 167 (2d Cir. 2011) (emphasis added). In this opinion, the Second Circuit cited a number of precedents, including:

•	United States v. Abrams, 357 F.2d 539, 547 (2d Cir. 1966) (“The [1933 Act]…defines an underwriter as one who takes from an issuer with a view toward distribution.”) (emphasis added).

•	SEC v. Platforms Wireless Int’l Corp., 617 F.3d 1072, 1086 (9th Cir. 2010) (defining “underwriter” as “[a]ny intermediary between the issuer and the investor that is an essential cog in the distribution process” (internal quotation marks omitted)).

•	In re Refco, Inc. Sec. Litig., No. 05 Civ. (GEL) 8626, 2008 WL 3843343, at *4 (S.D.N.Y. Aug. 14, 2008) (“While the definition of ‘underwriter’ is indeed broad and is to be interpreted broadly, it must be read in relation to the underwriting function that the definition is intended to capture. Thus, a careful reading of the definition refutes plaintiffs’ mistaken contention that a literal reading of the statute favors their interpretation. The definition primarily references those who ‘purchase[ ] from an issuer with a view to…the distribution of any security.’ 15 U.S.C. § 77b(a)(11). The language on which plaintiffs rely then adds to this definition anyone who ‘participates…direct[ly] or indirect[ly]…in any such undertaking.’ Id. (emphasis added). The ‘participation’ in question is participation in the ‘undertaking’ referred to immediately before: that of purchasing securities from an issuer with a view to their resale—that is, the underwriting of a securities offering as commonly understood.”).

Because Section 15 of the Securities Act will subject the Selling Stockholders to joint and several liability with the Company under Sections 11 and 12 of the Securities Act, and the Selling Stockholders are subject to any liability that may arise under Section 10(b) and Rule 10b-5 of the Exchange Act, identifying the Selling Stockholders as underwriters would not enhance investor protection.

Section 15(a) of the Securities Act establishes the application of the Securities Act liability provisions to control persons:

“Every person who, by or through stock ownership, agency, or otherwise, or who, pursuant to or in connection with an agreement or understanding with one or more other persons by or through stock ownership, agency, or otherwise, controls any person liable under section 11 or 12, shall also be liable jointly and severally with and to the same extent as such controlled person to any person to whom such controlled person is liable, unless the controlling person had no knowledge of or reasonable ground to believe in the existence of the facts by reason of which the liability of the controlled person is alleged to exist.”

J. Nolan McWilliams	9	September 23, 2015

Prior to the offering, the Selling Stockholders collectively own approximately 98% of the Company. The CD&R Investor owns approximately 63% of the Company, on an as-converted basis, and has three designees on the Company’s board of directors. Deere owns approximately 35% of the Company and has two designees on the Company’s board of directors. Accordingly, the Selling Stockholders “control” the Company for purposes of Section 15 of the Securities Act. Because Section 15 of the Securities Act will subject the Selling Stockholders to joint and several liability with the Company under Sections 11 and 12 of the Securities Act, and each of the Selling Stockholders is subject to any liability that may arise under Section 10(b) and Rule 10b-5 of the Exchange Act, identifying the Selling Stockholders as underwriters would not enhance investor protection.

*       *       *

For the reasons stated above, the Company respectfully believes that it is appropriate for the Selling Stockholders to be identified as selling stockholders in the Form S-1 registration statement relating to the offering without being designated as underwriters.

13.	It appears that the “more than ten” individuals making up the investment committee of limited partners of CD&R Associates VIII, L.P. referenced in footnote (2) to the principal and selling stockholders table have voting and dispositive power with respect to the shares held by CD&R Landscapes Holdings, L.P. Please identify these individuals or explain to us why this disclosure would not be appropriate.

The Registrant has revised the disclosure in footnote (2) to identify the CD&R investment professionals who have voting control of the Investment Committee.

Description of Capital Stock, page 117

14.	You state that the description of capital stock is qualified by reference to “applicable provisions of the DGCL.” It is not appropriate to qualify your disclosure by reference to information that is not included in the prospectus or filed as an exhibit to the registration statement. Please revise accordingly.

The Registrant has deleted the reference in response to the Staff’s comment.

J. Nolan McWilliams	10	September 23, 2015

Index to Consolidated and Combined Financial Statements

Note 1. Nature of Business and Significant Accounting Policies

Basis of Financial Statement Presentation, page F-8

15.	We note that you accounted for the CD&R Acquisition as a business combination pursuant to ASC 805. We also note your disclosure on page 7 that CD&R is a private equity firm composed of a combination of investment professionals and operating executives. Please explain the nature of operations and owners of CD&R Landscape Parent prior to the CD&R Acquisition and tell us why this transaction did not qualify as a reverse acquisition pursuant to ASC 805-40. Additionally, please clarify for us what relationship there is, if any, between Deere and CD&R.

The Registrant acknowledges the Staff’s comment and respectfully advises the Staff that the Registrant, formerly known as CD&R Landscapes Parent, Inc., was incorporated by CD&R in Delaware on October 22, 2013 to effect the acquisition of JDA Holding LLC and John Deere Landscapes LLC from Deere. Upon incorporation, all of the common stock of CD&R Landscapes Parent, Inc. was issued to CD&R Landscapes Holdings, L.P., a Cayman Islands exempted limited partnership whose limited partners are investment funds managed by CD&R (the “CD&R Investor”).

At or around the time of its initial incorporation, CD&R Landscapes Parent, Inc. also formed two wholly owned subsidiaries, CD&R Landscapes Bidco, Inc. (“Bidco”) and CD&R Landscapes Midco, Inc. (“Midco”) for purposes of effecting this acquisition. At the time of formation, and at all times prior to the completion of the acquisition of JDA Holding LLC and John Deere Landscapes LLC from Deere, each of CD&R Landscape Parent, Inc., Bidco and Midco was 100% indirectly owned by funds managed by CD&R; had no operations of its own; and conducted no activities apart from the negotiation of financing arrangements in contemplation of the acquisition of JDA Holding LLC and John Deere Landscapes LLC. Prior to the acquisition, Deere controlled 100% of JDA Holding LLC and John Deere Landscapes LLC, and there was no relationship between Deere and CD&R.

The transactions referred to as the CD&R Acquisition were consummated on December 23, 2013. In the acquisition, CD&R Landscapes Parent, Inc. indirectly acquired, through its wholly owned subsidiaries Bidco and Midco, 100% of the interests of JDA Holding LLC and John Deere Landscapes LLC from Deere. The consideration paid to Deere consisted of (i) cash paid to Deere and (ii) common shares of CD&R Landscape Parent, Inc. issued to Deere. The common shares issued to Deere no longer provided them with a controlling financial interest in the Company under ASC 810. At

J. Nolan McWilliams	11	September 23, 2015

the closing of the acquisition, CD&R Landscapes Parent, Inc. also issued to the CD&R Investor shares of its Preferred Stock, in exchange for (i) cancellation of the shares of its common stock issued to CD&R Investor in connection with its incorporation on October 22, 2013 and (ii) $174 million in cash. The cash paid by the CD&R Investor was used to fund a portion of the cash consideration paid to Deere. The remainder of the cash consideration paid to Deere, together with certain expenses associated with the acquisition, was funded with borrowings under the term loan facility and ABL facility entered into contemporaneously with the closing of the acquisition.

Following the completion of these transactions, the landscape supply distribution business previously operated by Deere through JDA Holding LLC and John Deere Landscapes LLC became a stand-alone business under CD&R Landscapes Parent, Inc., in which the CD&R Investor held a 60% equity stake through its Preferred Stock holdings (on an as converted basis) and Deere held a 40% equity stake through its common stock ownership.

In the acquisition, CD&R Landscapes Parent, Inc. acquired a 100% controlling financial interest in JDA Holding LLC and John Deere Landscape LLC. In accordance with ASC 805-10-55-10, the accounting acquirer in a business combination is generally the party who has the controlling financial interest, as defined in ASC 810. The Registrant also considered the guidance in ASC 805-10-55-15, which states:

A new entity formed to effect a business combination is not necessarily the acquirer. If a new entity is formed to issue equity interests to effect a business combination, one of the combining entities that existed before the business combination shall be identified as the acquirer by applying the guidance in paragraphs 805-10-55-10 through 55-14. In contrast, a new entity that transfers cash or other assets or incurs liabilities as consideration may be the acquirer [emphasis added].

As such, the Registrant concluded that Bidco was the accounting acquirer in the transaction. In arriving at this conclusion, the Registrant determined that Bidco was a substantive entity. It was determined to be substantive because Bidco survived the transaction and performed the following substantive activities: (i) it secured the commitment for, and its wholly owned subsidiary Midco was the original obligor under, the term loan facility and ABL facility entered into contemporaneously with the closing of the acquisition, (ii) directed the transfer of the cash consideration to Deere in the acquisition, and (iii) subsequent to the acquisition, Bidco remained a guarantor of the term loan and ABL facility (which were assumed by JDA Holding LLC and John Deere Landscapes LLC effective upon the closing of the acquisition).

In summary, CD&R Landscapes Parent Inc. was newly formed to complete the acquisition and did not meet the definition of a business under ASC 805 prior to the acquisition. The acquisition was not a reverse acquisition pursuant to ASC 805-40, and

J. Nolan McWilliams	12	September 23, 2015

because Bidco was identified as the accounting acquirer, the Registrant accounted for the acquisition of JDA Holding LLC and John Deere Landscapes LLC as a business combination in accordance with ASC 805.

16.	We note your statement that in order to facilitate the transaction, the company issued cumulative convertible participating redeemable preferred stock to CD&R for total consideration of $174 million initially representing 60% of the outstanding capital stock (on an as-converted basis) and entered into a senior asset-based credit facility and a term loan. Please clarify for us what transaction was facilitated and how it related to your acquisition of Landscape Holding from Deere, and why you accounted for it separately from the acquisition (including the accounting guidance you considered). In this regard, we note that these amounts were not included in the purchase price consideration disclosed in Note 2.

The Registrant acknowledges the Staff’s comment and refers the Staff to the Registrant’s response to comment 15 above.

The issuance of the Preferred Stock to the CD&R Investor, and entry into the ABL facility and the term loan facility at closing of the acquisition, facilitated the 100% acquisition of JDA Holding LLC and John Deere Landscapes LLC as the proceeds of the issuance of the Preferred Stock and borrowings under the ABL facility and the term loan facility were used by CD&R Landscapes Parent, Inc. to fund the cash consideration transferred to Deere. The total fair value of consideration transferred in the CD&R Acquisition was $392.1 million, which consisted of:

•	$318 million in cash ($174 million from the CD&R Investor’s purchase of Preferred Stock plus $167 million from the ABL facility and the term loan facility entered into contemporaneously with the closing of the CD&R Acquisition, less transaction costs incurred and paid out of these proceeds), plus

•	$78.2 million of common stock (the fair value of the 1,160,000 shares of the Company common stock issued to Deere as determined on the closing date of the CD&R Acquisition, representing 40% of the outstanding capital stock on an as converted basis), less

•	Other transaction related adjustments, which resulted in a reduction of the consideration transferred of $4.1 million.

Accordingly, these amounts were included in the purchase price consideration disclosed in Note 2 and accounted for as part of the CD&R Acquisition.

J. Nolan McWilliams	13	September 23, 2015

17.	Please clarify how your acquisition of JDA Holdings LLC from Deere & Company is related to Clayton, Dubilier & Rice, LLC’s acquisition of 60% of your outstanding capital equity.

The Registrant acknowledges the Staff’s comment and advises the Staff that as explained in the Registrant’s response to comment 16 above, the Company’s 100% acquisition of JDA Holding LLC and John Deere Landscapes LLC from Deere was partially funded by the CD&R Investor’s payment of $174 million in exchange for shares of Preferred Stock at the closing of the CD&R Acquisition. After the issuance of common shares of the Registrant to Deere in partial consideration for the CD&R Acquisition, the CD&R Investor’s ownership represented 60% of the outstanding capital stock on an as converted basis.

Sales Incentives, page F-12

18.	We note the company offers certain customers rebates, which are accrued based on sales volumes. If sales incentives are significant, please revise to disclose the amounts of sales incentives recognized in the statement of operations for each period presented pursuant to ASC 605-50-50-1.

The Registrant acknowledges the Staff’s comment relating to the accounting guidance for the treatment of sales incentives. Total sales incentives amounted to less than 1% of net sales for each of the periods addressed in the financial statements and related notes included in the Registration Statement, and the portion of total sales incentives relating to customer rebates represented less than 0.75% of net sales in each such period. Because such amounts were immaterial in each period presented, the Registrant does not believe that separate quantification in the statement of operations is necessary.

Note 6. Employee Benefit and Stock Incentive Plan, page F-41

19.	Please tell us the terms of the 60,000 options granted during the six months ended June 28, 2015, including the weighted-average grant date fair value. Additionally, revise to include this grant in the table on page 69.

The Registrant advises the Staff that the 60,000 options were granted during the six months ended June 28, 2015 in three separate grants (which are included within the table on page 69 of Amendment No. 1):

Grant Date	Number of Options	Exercise Price	Fair Value of Option
January 9, 2015	45,000	$134	$54.75
April 14, 2015	10,500	$145	$39.27
June 3, 2015	4,500	$145	$77.69

J. Nolan McWilliams	14	September 23, 2015

The terms of each of the 60,000 options comprising the three separate grants above are consistent with the terms of all of the Company’s options granted to employees. The options vest in five equal annual installments based on continued employment of the grantee. Options expire ten years after the date of grant, and the compensation cost for options is recognized on a straight-line basis over the requisite vesting period.

Part II

Exhibit Index, page E-1

20.	Please file the Omnibus Equity Incentive Plan referenced on page 99 as an exhibit to your registration statement to the extent the plan is adopted prior to the effective date of the registration statement.

In response to the Staff’s comment, the Registrant has added the Omnibus Incentive Equity Plan to Amendment No. 1’s exhibit index and will file the Omnibus Incentive Equity Plan and additional exhibits in subsequent amendments to the Form S-1.

* * * * *

If you have any questions regarding this letter, please do not hesitate to call me at (212) 909-6375 or Lee Turnier Barnum at (212) 909-6431.

Best Regards,

/s/ Peter J. Loughran

Peter J. Loughran

J. Nolan McWilliams	15	September 23, 2015

cc:	Aamira Chaudhry
Melissa Raminpour
Tonya K. Aldave
U.S. Securities and Exchange Commission
Doug Black
John Guthrie
Briley Brisendine
SiteOne Landscape Supply, Inc.

Enclosures